

May 30, 2012

Via E-mail
Mr. Jonathan A. Kennedy
Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

     RE: **Intersil Corporation**
                    Form 10-K for Fiscal Year Ended December 30, 2011
                    Filed February 24, 2012
                    File No. 000-29617

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2011

Item 8. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 51

1.   Please explain the purpose of the customer request date and provide us with a
        sample of the language in your contracts regarding the customer request date.

Note 5. Financial Instruments and Derivatives, page 58

2.   You disclose that in connection with the extinguishment of your debt facility you
        terminated your prior interest rate hedge transaction and settled the interest rate
        swap agreement for $3.2 million. At December 30, 2011 there was a loss of $1.8
        million, net of tax, remaining in OCI. Your intent is to reclassify the loss into
        earnings over a period commensurate with the original required cash flow. Please
        provide your analysis of the accounting for the terminated swap agreement.

Note 9. Goodwill and Purchased Intangibles, page 61

3.   We note your disclosure that you test the impairment of goodwill annually in the
        fourth quarter. If true, please explain why your test of goodwill for 2011 was
        performed as of September 30, 2011, which appears to be a date in your third
        quarter. Refer to ASC 350-20-35-28.

Note 10. Income Taxes, page 62

4.   We note that you have not recognized a deferred tax liability for temporary
        differences related to investments in foreign subsidiaries that are essentially
        permanent in duration. In future filings please disclose the cumulative amount of
        the temporary difference consistent with ASC 740-30-50-2(b) and discuss how
        you considered the disclosure required by ASC 740-30-50-2(c).

Note 14. Geographic Information and Concentrations of Risk, page 67

5.   In future filings please disclose for each reporting period the total amount of
        revenues from a single external customer which amounts to 10% or more of your
        revenues consistent with ASC 280-10-50-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant